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SEC FILE NUMBER
001-33278

CUSIP NUMBER
41457P106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 27, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Harris Stratex Networks, Inc.

Full Name of Registrant

Former Name if Applicable

637 Davis Drive

Address of Principal Executive Office (Street and Number)
Morrisville, NC 27560

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Harris Stratex Networks, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended June 27, 2008 with the Securities and Exchange Commission (“SEC”) because during the course of the fiscal 2008 year-end close the Company identified accounting errors that caused previously reported financial statements, including fiscal years 2005 through 2007 and the first three quarters in fiscal 2008 to be incorrect. On July 27, 2008, the Company’s management concluded and informed the board of directors that the Company’s interim consolidated financial statements for the first three fiscal quarters of fiscal 2008 (the quarters ended March 28, 2008, December 28, 2007 and September 28, 2007) and the fiscal years ended June 29, 2007, June 30, 2006, and July 1, 2005 should no longer be relied upon because of errors in such financial statements. On July 28, 2008 , the Audit Committee of the board of directors concluded, based on management’s recommendation, that as a result of these errors, the Company shall restate the financial statements for these periods.

The majority of these errors were non-cash adjustments related to project work in process accounts within a cost accounting system at one location and were caused by project cost variances that were recorded on the balance sheet and not recorded to cost of sales in a timely manner or in the period to which they related. In addition, the Company identified errors in balancing intercompany accounts which resulted in an overstatement of accounts receivable in prior years. The Company is currently working to determine the financial impact on each of the periods mentioned above.

The Company expects to file its 2008 Form 10-K within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Sarah A. Dudash	919	767-3352
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described in Part III, the Company expects to restate certain previously reported financial results for the first three quarters of fiscal 2008 (the quarters ended March 28, 2008, December 28, 2007 and September 28, 2007) and the fiscal years ended June 29, 2007, June 30, 2006, and July 1, 2005. In its current report on Form 8-K filed with the SEC on July 30, 2008 the Company stated that the total cumulative effect of these errors is to decrease previously reported pre-tax income by an amount currently estimated by management to range from $18 million to $25 million. The Company believes that the total cumulative effect of these errors will be to decrease previously reported pre-tax income by $18 million to $25 million.

Harris Stratex Networks, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 10, 2008	By:	/s/ Sarah A. Dudash

		Name:	Sarah A. Dudash
		Title:	Senior Vice President and Chief Financial Officer